Execution Form

Exhibit 4.32
Dated 29 March 2018

EURONAV NV
as Guarantor
and
ING BANK N.V.
as Security Trustee

GUARANTEE
relating to
a Loan Agreement dated 29 March 2018
for a facility of up to US$220,000,000

Index
Clause    Page
1Interpretation    1
2Guarantee    2
3Liability as Principal and Independent Debtor    3
4Expenses    3
5Adjustment of Transactions    4
6Payments    4
7Interest    5
8Subordination    5
9Enforcement    6
10Representations and Warranties    6
11Undertakings    8
12Judgments and Currency Indemnity    12
13Set‑Off    12
14Supplemental    13
15Assignment    14
16Notices    14
17Invalidity of Loan Agreement or Master Agreements    15
18Governing Law and Jurisdiction    16

Schedules

Schedule 1 Form of Certificate of Compliance18

Execution

Execution Page20

THIS GUARANTEE is made on 29 March 2018
BETWEEN

(1)	EURONAV NV, a company incorporated in Belgium whose registered office is located at De Gerlachekaai 20, B-2000 Antwerp 1, Belgium (the "Guarantor")

(2)
ING BANK N.V., a company incorporated in The Netherlands, acting through its office at Bijlmerplein 888, 1102 MG Amsterdam, The Netherlands (the "Security Trustee", which expression includes its successors and assigns)

BACKGROUND

(A)
By a loan agreement dated 29 March 2018 and made between (i) TI Africa Limited and TI Asia Limited as joint and several borrowers (the “Borrowers”), (ii) the Mandated Lead Arrangers, (iii) the Lenders, (iv) the Swap Banks, (v) the Agent and (vi) the Security Trustee it was agreed that the Lenders would make available to the Borrowers a facility of up to US$220,000,000.

(B)	Pursuant to master agreements (on the 2002 ISDA form) each made or to be made between (i) a Borrower and (ii) a Swap Bank, the Borrowers and the Swap Banks may enter into Designated Transactions.

(C)	By the Loan Agreement, it was agreed that the Security Trustee would hold the Security Property (as defined in the Loan Agreement) on trust for (inter alia) the Lenders and the Swap Banks.

(D)
The execution and delivery to the Security Trustee of this Guarantee and the International Seaways Guarantee is one of the conditions precedent to the availability of the facility under the Loan Agreement.

IT IS AGREED as follows:
OPERATIVE PROVISIONS

1	INTERPRETATION

1.1	Defined expressions
Words and expressions defined in the Loan Agreement have the same meanings when used in this Guarantee unless the context otherwise requires.

1.2	Construction of certain terms
In this Guarantee:
"bankruptcy" includes a liquidation, receivership or administration and any form of suspension of payments, arrangement with creditors or reorganisation under any corporate or insolvency law of any country.
“Euronav Hong Kong Limited”, a company incorporated under the laws of Hong Kong with registration number 1185174 whose registered office is at Room 2503-05, 25th Floor, Harcourt House, No. 39 Gloucester Road, Wanchai Hong Kong (“Euronav HK”)
"Group" means the Guarantor and each of its subsidiaries.

"International Seaways Guarantee" means the several guarantee of the liabilities of the Borrowers in respect of the Term Loan executed by International Seaways in favour of the Security Trustee in Agreed Form.
"Limitation Removal Notice" means a notice duly executed by the Guarantor stating that it is a Limitation Removal Notice for the purpose of this Guarantee and otherwise in form and substance satisfactory to the Agent.
"Loan Agreement" means the loan agreement dated 29 March 2018 referred to in Recital (A) and includes any existing or future amendments or supplements, whether made with the Guarantor's consent or otherwise.
"Master Agreements" means each master agreement referred to in Recital (B) (including, in each case, all Designated Transactions from time to time entered into and Confirmations from time to time exchanged under any such master agreement.
"Maximum Guarantee Amount" means, at any time, the amount of the Secured Liabilities outstanding at that time multiplied by the following percentage:
The amount outstanding under the Revolving Facility
The aggregate amount outstanding under the Facilities
"NOC" means North Oil Company, a private joint-stock company organised and existing under the laws of the State of Qatar, registered under no. 90333 and having its registered office at 7th Floor, The Gate Mall Tower 4, P.O. Box 21264, West Bay, Doha, State of Qatar.

1.3	Application of construction and interpretation provisions of Loan Agreement
Clauses 1.2, 1.5 and 1.6 of the Loan Agreement apply, with any necessary modifications, to this Guarantee.

2	GUARANTEE

2.1	Guarantee and indemnity
The Guarantor unconditionally and irrevocably:

(a)	guarantees the due payment of all amounts payable by the Borrowers under or in connection with the Loan Agreement, every other Finance Document and the Master Agreements;

(b)	undertakes to pay to the Security Trustee, on the Security Trustee's demand, any such amount which is not paid by the Borrowers when payable; and

(c)
fully indemnifies the Security Trustee and each other Creditor Party on the Security Trustee's demand in respect of all claims, expenses, liabilities and losses which are made or brought against or incurred by the Security Trustee or any other Creditor Party as a result of or in connection with any obligation or liability guaranteed by the Guarantor being or becoming unenforceable, invalid, void or illegal; and the amount recoverable under this indemnity shall be equal to the amount which the Security Trustee or the other Creditor Party concerned would otherwise have been entitled to recover.

2.2	No limit on number of demands

The Security Trustee may serve more than one demand under Clause 2.1 (Guarantee and indemnity).

2.3	Limitation of liability
Unless a Limitation Removal Notice has been delivered to the Security Trustee in accordance with Clause 11.21 (Right to remedy breach of International Seaways Guarantee), the maximum liability of the Guarantor under Clause 2.1 (Guarantee and indemnity) shall not exceed the Maximum Guarantee Amount.

2.4	Guarantee of whole amount
Without prejudice to the limit on the liability of the Guarantor set out in Clause 2.3 (Limitation of liability), this Guarantee shall be construed and take effect as a guarantee of all amounts due to the Creditor Parties or any of them under the Loan Agreement, the other Finance Documents and the Master Agreements.

3	LIABILITY AS PRINCIPAL AND INDEPENDENT DEBTOR

3.1	Principal and independent debtor
The Guarantor shall be liable under this Guarantee as a principal and independent debtor and accordingly it shall not have, as regards this Guarantee, any of the rights or defences of a surety.

3.2	Waiver of rights and defences
Without limiting the generality of Clause 3.1 (Principal and independent debtor), the Guarantor shall neither be discharged by, nor have any claim against any Creditor Party in respect of:

(a)	any amendment or supplement being made to the Finance Documents or the Master Agreements (or any of them);

(b)	any arrangement or concession (including a rescheduling or acceptance of partial payments) relating to, or affecting, the Finance Documents or the Master Agreements (or any of them);

(c)	any release or loss of any right or Security Interest created by the Finance Documents or the Master Agreements (or any of them);

(d)
any failure (even though negligent) promptly or properly to exercise or enforce any such right or Security Interest, including a failure to realise for its full market value an asset covered by such a Security Interest; or

(e)
any other Finance Document or any Master Agreement or any Security Interest now being or later becoming void, unenforceable, illegal or invalid or otherwise defective for any reason, including a neglect to register it.

4	EXPENSES

4.1	Costs of preservation of rights, enforcement etc.
The Guarantor shall pay to the Security Trustee on its demand all expenses incurred by the Security Trustee or any other Creditor Party in connection with any matter arising out of or relating to this Guarantee, including any advice, claim or proceedings relating to this Guarantee.

4.2	Fees and expenses payable under Loan Agreement
Clause 4.1 (Costs of preservation of rights, enforcement etc.) is without prejudice to the Guarantor's liabilities for the Borrowers' obligations under clause 19 of the Loan Agreement (fees and expenses) and under similar provisions of other Finance Documents and the Master Agreements.

5	ADJUSTMENT OF TRANSACTIONS

5.1	Reinstatement of obligation to pay
The Guarantor shall pay to the Security Trustee on its demand any amount which any Creditor Party is required, or agrees, to pay pursuant to any claim by, or settlement with, a trustee in bankruptcy of any Borrower or of another Security Party (or similar person) on the ground that the Loan Agreement or any Master Agreement, or a payment by any Borrower or of another Security Party, was invalid or on any similar ground.

6	PAYMENTS

6.1	Method of payments
Any amount due under this Guarantee shall be paid:

(a)	in immediately available funds;

(b)	to such account as the Security Trustee may from time to time notify to the Guarantor;

(c)	without any form of set‑off, cross‑claim or condition; and

(d)	free and clear of any tax deduction except a tax deduction which the Guarantor is required by law to make.

6.2	Grossing-up for taxes
If the Guarantor is required by law to make a tax deduction, the amount due to the Security Trustee shall be increased by the amount necessary to ensure that the Security Trustee and (if the payment is not due to the Security Trustee for its own account) the Creditor Party beneficially interested in the payment receives and retains a net amount which, after the tax deduction, is equal to the full amount that it would otherwise have received.

6.3	Tax Credit
A Creditor Party which has obtained (and has derived full use and benefit, on an affiliated group basis, of) a repayment or credit in respect of tax on account of which the Guarantor has made an increased payment under Clause 6.2 (Grossing-up for taxes) shall pay to the Guarantor a sum equal to the proportion of the repayment or credit which that Creditor Party allocates to the amount due from the Guarantor in respect of which the Guarantor made the increased payment Provided that:

(a)	the Creditor Party shall not be obliged to allocate to this transaction any part of a tax repayment or credit which is referable to a class or number of transactions;

(b)
nothing in this Clause 6.3 (Tax Credit) shall oblige a Creditor Party to arrange its tax affairs in any particular manner, to claim any type of relief, credit allowance or deduction instead of, or in priority to, another or to make any such claim within any particular time;

(c)
nothing in this Clause 6.3 (Tax Credit) shall oblige a Creditor Party to make a payment which would leave it in a worse position than it would have been in if the Guarantor had not been required to make a tax deduction from a payment;

(d)	any allocation or determination made by a Creditor Party under or in connection with this Clause 6.3 (Tax Credit) shall be conclusive and binding on the Guarantor and the other Creditor Parties;

(e)
nothing in this Clause 6.3 (Tax Credit) shall oblige any Creditor Party to disclose any information relating to its affairs (tax or otherwise) or those of its ultimate payment company (or any subsidiary thereof) or any computations in respect of tax; and

(f)	the Creditor Party's tax affairs for its tax year in respect of which such credit or repayment was obtained have been finally settled.

7	INTEREST

7.1	Accrual of interest
Unless interest on that same amount also accrues under the Loan Agreement or, as the case may be, a Master Agreement, any amount due under this Guarantee shall carry interest after the date on which the Security Trustee demands payment of it until it is actually paid.

7.2	Calculation of interest
Interest under this Guarantee shall be calculated and accrue in accordance with clause 7 of the Loan Agreement.

7.3	Guarantee extends to interest payable under Loan Agreement
This Guarantee covers all interest payable under the Loan Agreement and the Master Agreements, including that payable under clause 7 of the Loan Agreement and section 2(e) of each Master Agreement.

8	SUBORDINATION

8.1	Subordination of rights of Guarantor
All rights which the Guarantor at any time has (whether in respect of this Guarantee or any other transaction) against any Borrower, any other Security Party or their respective assets shall be fully subordinated to the rights of the Creditor Parties under the Finance Documents and the Master Agreements; and in particular, the Guarantor shall not:

(a)
claim, or in a bankruptcy of any Borrower or any other Security Party prove for, any amount payable to the Guarantor by any Borrower or any other Security Party, whether in respect of this Guarantee or any other transaction;

(b)	take or enforce any Security Interest for any such amount;

(c)	claim to set-off any such amount against any amount payable by the Guarantor to any Borrower or any other Security Party; or

(d)	claim any subrogation or other right in respect of any Finance Document or any Master Agreement or any sum received or recovered by any Creditor Party under a Finance Document or a Master Agreement.

9	ENFORCEMENT

9.1	No requirement to commence proceedings against Borrowers
Neither the Security Trustee nor any other Creditor Party will need to commence any proceedings under, or enforce any Security Interest created by, the Loan Agreement, any other Finance Document or any Master Agreement before claiming or commencing proceedings under this Guarantee.

9.2	Conclusive evidence of certain matters
As against the Guarantor:

(a)	any judgment or order of a court in England or Belgium in connection with the Loan Agreement and/or any Master Agreement; and

(b)	any statement or admission of any Borrower in connection with the Loan Agreement and/or any Master Agreement, shall be binding and conclusive as to all matters of fact and law to which it relates.

9.3	Suspense account
The Security Trustee and any Creditor Party may, for the purpose of claiming or proving in a bankruptcy of any Borrower or any other Security Party, place any sum received or recovered under or by virtue of this Guarantee or any Security Interest connected with it on a separate suspense or other nominal account without applying it in satisfaction of the Borrowers' (or any of their) obligations under the Loan Agreement or, as the case may be, any Master Agreement.

10	REPRESENTATIONS AND WARRANTIES

10.1	General
The Guarantor represents and warrants to the Security Trustee as follows.

10.2	Status
The Guarantor is duly incorporated and validly existing and in good standing under the laws of Belgium.

10.3	Corporate power
The Guarantor has the corporate capacity, and has taken all corporate action and obtained all consents necessary for it:

(a)	to execute this Guarantee; and

(b)	to make all the payments contemplated by, and to comply with, this Guarantee.

10.4	Consents in force

All the consents referred to in Clause 10.3 (Corporate power) remain in force and nothing has occurred which makes any of them liable to revocation.

10.5	Legal validity
This Guarantee constitutes the Guarantor's legal, valid and binding obligations enforceable against the Guarantor in accordance with its terms subject to any relevant insolvency laws affecting creditors' rights generally.

10.6	No conflicts
The execution by the Guarantor of this Guarantee and its compliance with this Guarantee will not involve or lead to a contravention of:

(a)	any law or regulation;

(b)	the constitutional documents of the Guarantor; or

(c)	any contractual or other obligation or restriction which is binding on the Guarantor or any of its assets.

10.7	No withholding taxes
All payments which the Guarantor is liable to make under this Guarantee may be made without deduction or withholding for or on account of any tax payable under any law of any Pertinent Jurisdiction.

10.8	No default
To the knowledge of the Guarantor, no Event of Default or Guarantee Facility Event of Default or Potential Event of Default has occurred.

10.9	Information
All information which has been provided by or on behalf of the Guarantor to the Security Trustee or any other Creditor Party in connection with any Finance Document satisfied the requirements of Clause 11.2 (Information provided to be accurate); all audited and unaudited financial statements which have been so provided satisfied the requirements of Clause 11.4 (Form of financial statements); and there has been no material adverse change in the financial position or state of affairs of the Guarantor from that disclosed in the latest of those financial statements.

10.10	No litigation
No legal or administrative action involving the Guarantor has been commenced or taken or, to the Guarantor's knowledge, is likely to be commenced or taken which, in either case, would be likely to have a material adverse effect on the Guarantor's financial position or profitability.

11	UNDERTAKINGS

11.1	General
The Guarantor undertakes with the Security Trustee to comply with the following provisions of this Clause 11 (Undertakings) at all times during the Security Period, except as the Agent may, with the authority of the Majority Lenders, otherwise permit (such permission not to be unreasonably withheld or delayed in the case of Clause 11.12 (No merger etc.) or 11.13 (Maintenance of ownership of Euronav Hong Kong Limited).

11.2	Information provided to be accurate
All financial and other information which is provided by or on behalf of the Guarantor under or in connection with this Guarantee will be true and not misleading in all material respects and will not omit any material fact or consideration.

11.3	Provision of financial statements
To the extent the Security Trustee is unable to obtain copies from the Guarantor's website, the Guarantor will send to the Security Trustee:

(a)	as soon as possible, but in no event later than 180 days after the end of each financial year of the Guarantor, the audited consolidated accounts of the Group;

(b)
as soon as possible, but in no event later than 90 days after the end of each half-year in each financial year of the Guarantor unaudited consolidated balance sheet of the Group certified as to their correctness by the chief financial officer of the Guarantor; and every six months, together with the annual audited consolidated accounts and with every other balance sheet referred to in paragraphs (a) and (b), a compliance certificate signed by the chief financial officer of the Guarantor in the form attached as Schedule 1 (or in any other format which the Agent may approve) evidencing compliance with the financial undertakings in Clause 11.15 (Financial Covenants).

11.4	Form of financial statements
All accounts (audited and unaudited) delivered under Clause 11.3 (Provision of financial statements) will:

(a)	be prepared in accordance with all applicable laws and IFRS consistently applied;

(b)	give a true and fair view of the state of affairs of the Group at the date of those accounts and of profit for the period to which those accounts relate; and

(c)	fully disclose or provide for all significant liabilities of the Group.

11.5	Creditor notices
The Guarantor will send the Security Trustee, at the same time as they are despatched, copies of all material communications which are despatched to the Guarantor's creditors or any class of them.

11.6	Consents
The Guarantor will maintain in force and promptly obtain or renew, and will promptly send certified copies to the Security Trustee of, all consents required:

(a)	for the Guarantor to perform its obligations under this Guarantee; and

(b)	for the validity or enforceability of this Guarantee,
and the Guarantor will comply with the terms of all such consents.

11.7	Notification of litigation
The Guarantor will provide the Security Trustee with details of any legal or administrative action involving the Guarantor as soon as such action is instituted or it becomes apparent to the Guarantor that it is likely to be instituted, unless the legal or administrative action is not material in the context of this Guarantee.

11.8	Notification of default
The Guarantor will notify the Security Trustee as soon as the Guarantor becomes aware of the occurrence of an Event of Default or a Potential Event of Default and will thereafter keep the Security Trustee fully up-to-date with all developments.

11.9	Maintenance of status
The Guarantor will maintain its separate corporate existence and remain in good standing under the laws of Belgium.

11.10	Negative undertakings
The Guarantor will not change its principal activity from its current industrial sector at the date of this Guarantee or operate outside the scope of its Articles of Association.

11.11	No disposal of assets, change of business
The Guarantor will not, and shall procure that none of its subsidiaries will:

(a)
transfer, lease or otherwise dispose of all or a substantial part of its assets, whether by one transaction or a number of transactions, whether related or not except in the usual course of its business; or

(b)	make any substantial change to the nature of its business from that existing at the date of this Guarantee.

11.12	No merger etc.
The Guarantor shall not enter into any form of merger, sub-division, amalgamation or other reorganisation which would have a material adverse effect on the financial position of the Guarantor or cause a breach by the Guarantor under this Guarantee after taking into account the effects of such merger, sub-division, amalgamation or other reorganisation. For the avoidance of doubt, this clause 11.12 shall not prohibit the merger with Gener8 as announced publicly on 21 December 2017.

11.13	Maintenance of ownership of Euronav HK
The Guarantor shall remain the legal holder and direct or indirect owner of all of the issued and allotted share capital of Euronav HK, free from any Security Interest.

11.14	Maintenance of ownership of Borrowers
The Guarantor shall procure that Euronav HK remains the legal holder and direct beneficial owner of 50 per cent. of the issued and allotted share capital of each of the Borrowers, free from any Security Interest provided that share transfers in respect of the shares in each Borrower shall be permitted in accordance with clause 12.4 of the Loan Agreement.

11.15	Financial Covenants
The Guarantor will ensure that the consolidated financial position of the Group shall at all times during the Security Period be such that:

(a)	Consolidated Working Capital shall not be less than $0;

(b)	Free Liquid Assets are not less than the higher of:

(i)	$50,000,000;

(ii)	5 per cent. of Total Indebtedness;

(c)	the amount of Cash shall equal or exceed US$30,000,000; and

(d)	the ratio of Stockholders’ Equity to Total Assets is not less than 30 per cent.
In this Clause 11.15 (Financial Covenants):
"Cash" means, at any date of determination under this Guarantee, the aggregate value of the Group's credit balances on any deposit, savings or current account and cash in hand with recognised and reputable banks or financial institutions but excluding any such credit balances and cash subject to a Security Interest at any time;
"Consolidated Current Assets" means, at any date of determination under this Guarantee, the amount of the current assets of the Group determined on a consolidated basis in accordance with IFRS and as shown in the Latest Balance Sheet and including any amounts available under committed credit lines having remaining maturities of more than 12 months;
"Consolidated Current Liabilities" means, at any date of determination under this Guarantee, the amount of the current liabilities of the Group determined on a consolidated basis in accordance with IFRS and as shown in the Latest Balance Sheet;
"Consolidated Working Capital" means Consolidated Current Assets less Consolidated Current Liabilities;
"Free Liquid Assets" means, at any date of determination under this Guarantee, the aggregate amount of cash and cash equivalents of the Group determined on a consolidated basis in accordance with IFRS and as shown in the Latest Balance Sheet but excluding any of those assets subject to a Security Interest (other than a Security Interest in favour of the Security Trustee pursuant to the Finance Documents) at any time and, for the avoidance of doubt, "cash and cash equivalents" include any amounts available under committed credit lines having remaining maturities of more than 6 months;
"Latest Balance Sheet" means, at any date, the consolidated balance sheet of the Group most recently delivered to the Agent pursuant to Clause 11.3 (Provision of Financial Statements) and/or most recently made publicly available;
"Stockholders' Equity" means, at any date of determination under this Guarantee, the amount of the capital and reserves of the Group determined on a consolidated basis in accordance with IFRS and as shown in the Latest Balance Sheet;

"Total Assets" means, at any date of determination under this Guarantee, the amount of the total assets of the Group determined on a consolidated basis in accordance with IFRS and as shown in the Latest Balance Sheet; and
"Total Indebtedness" means, at any date of determination under this Guarantee, the amount of long-term loans (including finance leases, banks loans and other long-term loans) and short-term loans of the Group determined on a consolidated basis in accordance with IFRS and as shown in the Latest Balance Sheet.

11.16	Compliance with Sanctions Laws
The Guarantor shall:

(a)	ensure that neither it, nor any of its subsidiaries is or will become a Restricted Party;

(b)	use reasonable endeavours to procure that no director, officer, employee, agent or representative of it or any of its respective subsidiaries is or will become a Restricted Party; and

(c)
procure that no proceeds of any Tranche shall be made available, directly or indirectly, to or for the benefit of a Restricted Party nor shall they otherwise be applied in a manner for a purpose prohibited by Sanctions Laws.

11.17	Compliance with Service Contracts
The Guarantor shall procure that the Borrowers comply with their obligations under the Service Contracts.

11.18	Maintenance of Borrower Status
The Guarantor shall procure that neither Borrower carries on any business other than the ownership, chartering and operation of the FSO owned by it.

11.19	Compliance with laws
The Guarantor shall comply in all material respects with all applicable laws and regulations to which it may be subject.

11.20	Repair and classification
The Guarantor shall procure that the FSOs owned by the Borrowers are maintained in a good and safe condition and state of repair:

(a)	consistent with first-class ship ownership and management practice;

(b)
so as to maintain that FSO's class as referred to in the relevant Service Contract (namely segregated ballast tanks Floating, Storage and Offloading Facility with class notation +A1 (SBT) (FSO) (DH) (S)20 with America Bureau of Shipping, Lloyd's Register, Bureau Veritas or Det Norske Veritas) free of overdue recommendations and conditions affecting that FSO's class; and

(c)
so as to comply with all laws and regulations applicable to vessels registered at ports in the Approved Flag or to vessels operating or trading to any jurisdiction to which that FSO may trade from time to time, including but not limited to the ISM Code and the ISPS Code.

11.21	Maintenance of status
The Guarantor shall maintain its listings on the First Market of Euronext Brussels and the New York Stock Exchange or such other reputable international stock exchange approved by the Agent (acting on the instructions of the Majority Lenders) in writing, such approval not to be unreasonably withheld or delayed.

11.22	Right to remedy breach of International Seaways Guarantee
If for any reason and at any time International Seaways is in breach of any of the terms of the International Seaways Guarantee:

(a)	the Security Trustee shall notify the Guarantor of such breach;

(b)
the Guarantor may remedy such breach at any time no later than 30 days after the date of the Security Trustee's notice by delivering a duly executed Limitation Removal Notice on the Security Trustee together with reasonable evidence that the Guarantor's execution of the Limitation Removal Notice has been duly authorised by it.

12	JUDGMENTS AND CURRENCY INDEMNITY

12.1	Judgments relating to Loan Agreement or Master Agreements
This Guarantee shall cover any amount payable by the Borrowers (or any of them) under or in connection with any judgment relating to the Loan Agreement or any Master Agreement.

12.2	Currency indemnity
In addition, clause 20.4 (currency indemnity) of the Loan Agreement shall apply, with any necessary adaptations, in relation to this Guarantee.

13	SET‑OFF

13.1	Application of credit balances
Each Creditor Party may, at any time after the occurrence of an Event of Default which is continuing or a Guarantee Facility Event of Default which is continuing, with prior notice:

(a)
apply any balance (whether or not then due) which at any time stands to the credit of any account in the name of the Guarantor at any office in any country of that Creditor Party in or towards satisfaction of any sum then due from the Guarantor to that Creditor Party under this Guarantee; and

(b)	for that purpose:

(i)	break, or alter the maturity of, all or any part of a deposit of the Guarantor;

(ii)	convert or translate all or any part of a deposit or other credit balance into Dollars; and

(iii)	enter into any other transaction or make any entry with regard to the credit balance which the Creditor Party concerned reasonably considers appropriate.

13.2	Existing rights unaffected

No Creditor Party shall be obliged to exercise any of its rights under Clause 13.1 (Application of credit balances); and those rights shall be without prejudice and in addition to any right of set‑off, combination of accounts, charge, lien or other right or remedy to which a Creditor Party is entitled (whether under the general law or any document).

13.3	Sums deemed due to a Lender
For the purposes of this Clause 13 (Set-Off), a sum payable by the Guarantor to the Agent or the Security Trustee for distribution to, or for the account of, a Lender shall be treated as a sum due to that Lender; and each Lender's proportion of a sum so payable for distribution to, or for the account of, the Lenders shall be treated as a sum due to that Lender.

14	SUPPLEMENTAL

14.1	Continuing guarantee
This Guarantee shall remain in force as a continuing security at all times during the Security Period.

14.2	Rights cumulative, non-exclusive
The Security Trustee's rights under and in connection with this Guarantee are cumulative, may be exercised as often as appears expedient and shall not be taken to exclude or limit any right or remedy conferred by law.

14.3	No impairment of rights under Guarantee
If the Security Trustee omits to exercise, delays in exercising or invalidly exercises any of its rights under this Guarantee, that shall not impair that or any other right of the Security Trustee under this Guarantee.

14.4	Severability of provisions
If any provision of this Guarantee is or subsequently becomes void, illegal, unenforceable or otherwise invalid, that shall not affect the validity, legality or enforceability of its other provisions.

14.5	Guarantee not affected by other security
This Guarantee shall not impair, nor be impaired by, any other guarantee, any Security Interest or any right of set-off or netting or to combine accounts which the Security Trustee or any other Creditor Party may now or later hold in connection with the Loan Agreement and/or any Master Agreement.

14.6	Guarantor bound by Loan Agreement
The Guarantor agrees with the Security Trustee to be bound by all provisions of the Loan Agreement which are applicable to the Guarantor as if those provisions had been set out (with any necessary modifications) in this Guarantee.

14.7	Applicability of provisions of Guarantee to other Security Interests
Any Security Interest which the Guarantor creates (whether at the time at which it signs this Guarantee or at any later time) to secure any liability under this Guarantee shall be a principal and independent security, and Clauses 3 (Liability as Principal and Independent Debtor) and 17

(Invalidity of Loan Agreement or Master Agreements) shall, with any necessary modifications, apply to it, notwithstanding that the document creating the Security Interest neither describes it as a principal or independent security nor includes provisions similar to Clauses 3 (Liability as Principal and Independent Debtor) and 17 (Invalidity of Loan Agreement or Master Agreements).

14.8	Applicability of provisions of Guarantee to other rights
Clauses 3 (Liability as Principal and Independent Debtor) and 17 (Invalidity of Loan Agreement or Master Agreements) shall also apply to any right of set-off or netting or to combine accounts which the Guarantor creates by an agreement entered into at the time of this Guarantee or at any later time (notwithstanding that the agreement does not include provisions similar to Clauses 3 (Liability as Principal and Independent Debtor) and 17 (Invalidity of Loan Agreement or Master Agreements)), which refers to this Guarantee.

14.9	Third party rights
A person (other than a Creditor Party) who is not a party to this Guarantee has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Guarantee.

15	ASSIGNMENT

15.1	Assignment by Security Trustee
The Security Trustee may assign its rights under and in connection with this Guarantee to the same extent as it may assign its rights under the Loan Agreement.

16	NOTICES

16.1	Notices to Guarantor
Any notice or demand to the Guarantor under or in connection with this Guarantee shall be given by letter or fax at:
De Gerlachekaai 20
B-2000 Antwerp
Belgium
Fax No: +323 247 44 19
Attn: Chief Financial Officer
or to such other address which the Guarantor may notify to the Security Trustee.

16.2	Application of certain provisions of Loan Agreement
Clauses 33.3, 33.4 and 33.5 of the Loan Agreement apply to any notice or demand under or in connection with this Guarantee.

16.3	Validity of demands
A demand under this Guarantee shall be valid notwithstanding that it is served:

(a)	on the date on which the amount to which it relates is payable by the Borrowers (or any of them) under the Loan Agreement or, as the case may be, a Master Agreement;

(b)	at the same time as the service of a notice under clause 18.2 (actions following an Event of Default) of the Loan Agreement;
and a demand under this Guarantee may refer to all amounts payable under or in connection with the Loan Agreement and/or any Master Agreement without specifying a particular sum or aggregate sum.

16.4	Notices to Security Trustee
Any notice to the Security Trustee under or in connection with this Guarantee shall be sent to the same address and in the same manner as notices to the Security Trustee under the Loan Agreement.

17	INVALIDITY OF LOAN AGREEMENT OR MASTER AGREEMENTS

17.1	Invalidity of Loan Agreement
In the event of:

(a)
the Loan Agreement now being or later becoming, with immediate or retrospective effect, void, illegal, unenforceable or otherwise invalid for any other reason whatsoever, whether of a similar kind or not; or

(b)
without limiting the scope of paragraph (a), a bankruptcy of any Borrower, the introduction of any law or any other matter resulting in any Borrower being discharged from liability under the Loan Agreement, or the Loan Agreement ceasing to operate (for example, by interest ceasing to accrue), this Guarantee shall cover any amount which would have been or become payable under or in connection with the Loan Agreement if the Loan Agreement had been and remained entirely valid, legal and enforceable, or the Borrowers had not suffered bankruptcy, or any combination of such events or circumstances, as the case may be, and the Borrowers had remained fully liable under it for liabilities whether invalidly incurred or validly incurred but subsequently retrospectively invalidated; and references in this Guarantee to amounts payable by the Borrowers under or in connection with the Loan Agreement shall include references to any amount which would have so been or become payable as aforesaid.

17.2	Invalidity of Master Agreements or Finance Documents
Clause 17.1 (Invalidity of Loan Agreement) also applies to each Master Agreement and each of the other Finance Documents to which any Borrower is a party.

18	GOVERNING LAW AND JURISDICTION

18.1	English law
This Guarantee and any non-contractual obligations arising out of or in connection with it shall be governed by, and construed in accordance with, English law.

18.2	Exclusive English jurisdiction
Subject to Clause 18.3 (Choice of forum for the exclusive benefit of the Security Trustee), the courts of England shall have exclusive jurisdiction to settle any Disputes.

18.3	Choice of forum for the exclusive benefit of the Security Trustee
Clause 18.2 (Exclusive English jurisdiction) is for the exclusive benefit of the Security Trustee, which reserves the rights:

(a)	to commence proceedings in relation to any Dispute in the courts of any country other than England and which have or claim jurisdiction to that matter; and

(b)	to commence such proceedings in the courts of any such country or countries concurrently with or in addition to proceedings in England or without commencing proceedings in England.
The Guarantor shall not commence any proceedings in any country other than England in relation to a Dispute.

18.4	Process agent
The Guarantor irrevocably appoints Euronav (UK) Agencies Ltd. at its registered office for the time being, presently at Moreau House, 3rd Floor, 116 Brompton Road, London SW3 1JJ, England, to act as its agent to receive and accept on its behalf any process or other document relating to any proceedings in the English courts which are connected with this Guarantee.

18.5	Creditor Parties' rights unaffected
Nothing in this Clause 18 (Governing Law and Jurisdiction) shall exclude or limit any right which any Creditor Party may have (whether under the law of any country, an international convention or otherwise) with regard to the bringing of proceedings, the service of process, the recognition or enforcement of a judgment or any similar or related matter in any jurisdiction.

18.6	Meaning of "proceedings"
In this Clause 18 (Governing Law and Jurisdiction), "proceedings" means proceedings of any kind, including an application for a provisional or protective measure and a "Dispute" means any dispute arising out of or in connection with this Guarantee (including a dispute relating to the existence, validity or termination of this Guarantee or any non-contractual obligation arising out of or in connection with this Guarantee).

This Guarantee has been entered into on the date stated at the beginning of this Guarantee.

SCHEDULE 1

FORM OF CERTIFICATE OF COMPLIANCE
To:    ING Bank N.V.
Bijlmerplein 88
1102 MG Amsterdam
The Netherlands
From:    Euronav NV
OFFICER'S CERTIFICATE
This Certificate is rendered pursuant to clause 11.3(c) of the guarantee dated [●] 2018 (the "Guarantee") and executed by ourselves, Euronav NV, as Guarantor in favour of ING Bank N.V. as security trustee relating to a loan facility of US$220,000,000. Words and expressions defined in the Guarantee shall have the same meanings when used herein.
I, the Chief Financial Officer of the Guarantor, hereby certify that:

1
Attached to this Certificate [are][is] the latest [audited consolidated accounts of the Group for the financial year ending on [●]] [unaudited consolidated balance sheet of the Group in relation to the [first] [second] six months of the financial year ending on [●]] (the "Accounts").

2
Set out below are the respective amounts, in US Dollars, of the Cash, Consolidated Current Assets, Consolidated Current Liabilities, Free Liquid Assets, Stockholders' Equity, Total Assets and Total Indebtedness of the Group as at [●]:

US Dollars
Cash	[●]
Consolidated Current Assets	[●]
Consolidated Current Liabilities	[●]
Free Liquid Assets	[●]
Stockholders' Equity	[●]
Total Assets	[●]
Total Indebtedness	[●]

3	Accordingly, as at the date of this Certificate the financial covenants set out in clause 11.15 (Financial Covenants) of the Guarantee [are] [are not] complied with, in that as at [●]:

(a)	Consolidated Working Capital is US$[●];

(b)	Free Liquid Assets are US$[●];

(c)	Cash is US$[●]; and

(d)	the ratio of Stockholders' Equity to Total Assets is [●] per cent.;
[or, as the case may be, specify in what respect any of the financial covenants are not complied with.]

4	As at [●] no Event of Default has occurred and is continuing and no Guarantee Facility Event of Default has occurred and is continuing.
[or, specify/identify any Event of Default]

…………………………..……………………
Chief Financial Officer
EURONAV NV
Note: Supporting Schedules to be attached.

EXECUTION PAGE

GUARANTOR
SIGNED by    ) /s/ Egied Verbeeck /s/ Hugo De Stoop
for and on behalf of    ) Egied Verbeeck Hugo De Stoop
EURONAV NV    )
in the presence of:    ) /s/ Roeland Neyrinck
Roeland Neyrinck

SECURITY TRUSTEE
SIGNED by    ) /s/ Philippos Arcoumanis
for and on behalf of    ) Philippos Arcoumanis
ING BANK N.V.    ) Attorney-in-Fact
in the presence of:    ) /s/ Sebastian Lello
Sebastian Lello
Trainee Solicitor
Watson Farley & Williams LLP
15 Appold Street
London EC2A 2HB